December 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lexaria Bioscience Corp. (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-290862

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on December 9, 2025, or as soon thereafter as is practicable.

If you have any questions, please call Avital Perlman, Esq. at (212) 930-9700.

Very truly yours,

LEXARIA BIOSCIENCE CORP.

By:	/s/ Richard Christopher
Name:	Richard Christopher
Title:	Chief Executive Officer